Exhibit 99.3

QUDIAN INC.

Building 1, Qudian Innovation Park

Meilin Street, Tongan District, Xiamen, Fujian Province

China

PROXY STATEMENT

General

The board of directors of Qudian Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders of the Company to be held on December 10, 2025 at 10:00 a.m., local time (the “EGM”). The EGM will be held at Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China.

This Proxy Statement and the proxy form can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.qudian.com/.

Record Date, Share Ownership and Quorum

Only holders of the Company’s Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) and together with Class A Ordinary Shares, “Shares”) of record at the close of business on November 17, 2025, New York time (the “Record Date”) are entitled to attend and vote at the EGM. Holders of American Depositary Shares (“ADSs”) issued by Deutsche Bank Trust Company Americas and representing the Company’s Class A Ordinary Shares are not entitled to attend or vote at the EGM. These holders of ADSs will be able to instruct Deutsche Bank Trust Company Americas, the holder of record of such Class A Ordinary Shares (through a nominee), as to how to vote the Class A Ordinary Shares which are represented by such ADSs, and which Deutsche Bank Trust Company Americas, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM in accordance with the instructions which it has properly received from such ADS holders.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Shares of the Company in issue carrying a right to vote at such meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share and Class B Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote and ten votes, respectively, on a poll. On a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall each have one vote. A resolution put to the vote at the EGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the EGM, or (ii) any one or more shareholders who together hold not less than ten percent (10%) in nominal value of the total issued voting shares in the Company, present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the EGM. The chairman of the EGM will demand a poll at the EGM and accordingly the resolutions proposed at the EGM will be voted upon by way of a poll.

Copies of solicitation materials will be furnished to all holders of Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted by the proxy holder at the EGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in the discretion of such proxy holder and, where the chairman of the EGM is the proxy holder, he will vote in favor of the items set forth in the proxy form. The proxy holder will also vote at the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof. Abstentions by holders of Shares are not included in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but the presence of such holders will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs (through a nominee), only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the EGM.

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to distribute to all owners of ADSs at the close of business on the Record Date an ADS voting card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described below.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or ADS voting card, as the case may be, bearing a later date, which must be received no later than at least 48 hours before the time of the EGM, or (b) for holders of Shares only, by attending the EGM and voting in person.

PROPOSAL 1

THE CHANGE OF THE ENGLISH NAME OF THE COMPANY TO “HIGH TEMPLAR TECH LIMITED”

The Board of Directors proposes that the following special resolutions be considered and, if thought fit, passed by the shareholders of the Company:

SPECIAL RESOLUTIONS

(i)	subject to the approval of the Registrar of Companies in the Cayman Islands, the English name of the Company be changed from “Qudian Inc.” to “High Templar Tech Limited”; and

(ii)	any director or the secretary of the Company be and each of them is hereby authorized to do all such acts and things and execute all documents and make all arrangements as he/she/they consider necessary or expedient to give effect to the foregoing resolutions and to attend to any necessary registration and/or filing for and on behalf of the Company.

The board of directors recommends a vote “FOR” THE CHANGE OF THE ENGLISH NAME OF THE COMPANY FROM “Qudian Inc.” TO “High Templar Tech Limited”.

OTHER MATTERS

We know of no other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Luo Min
Luo Min
Chairman

Dated: November 12, 2025